manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

August 21, 2020

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, DC 20549

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Amended Draft Offering Statement on Form 1-A Confidentially submitted June 29, 2020 CIK No. 0001810007

Dear Messrs. Regan and Lopez:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated July 21, 2020 (the “Comment Letter”) in connection with the Company’s draft Offering Statement on Form 1-A (the “Offering Statement”), as confidentially submitted on June 29, 2020. Concurrent with this letter, we are filing the Offering Statement with the SEC.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement.

General

1.	We note your response to comment 2. We are still considering your response and may have further comment.

Response: The Company acknowledges the Staff’s comment above.

2.	We note your response to comments 1 and 3. Please advise us why you believe your notes offering should not be aggregated under Rule 251(a)(2) with offerings by GFI or with GRE1. In your response, please address the extent to which:

•	the management team and personnel cited in response to comment 1 will conduct your operations concurrently with the operations of GFI and GRE1;

•	proceeds from the notes could be used alongside proceeds from offerings by Groundfloor Finance and affiliates to fund the origination of loans. You state that proceeds of the notes will be provided to GFI and GRE1, which will then originate loans using the proceeds. It appears your affiliates currently use proceeds of LRO, equity and other offerings for the same purpose. We also note the statement on page 4 that funds from this offering "may be added to funds from Groundfloor Finance’s direct lending account, GRE 1’s direct lending account and funds from institutional and individual investors to collectively fund the loans”;

•	proceeds from the notes could be used for general corporate purposes of GFI and GRE1;

•	proceeds from GFI and GRE1 offerings could be used to assist you in commencing your operations; and

•	this offering is a distinct investment opportunity from both GFI’s and GRE1’s offerings.

Response: The notes (the “GFY Notes”) offered for sale by the Company should not be aggregated for purposes of Rule 251(a)(2) with offerings by Groundfloor Finance Inc. (“GFI”) or Groundfloor Real Estate 1 LLC (“GRE 1”) because the transactions fail the “five-factor test” established for consideration of the integration of offerings by the SEC in its Final Rule: Nonpublic Offering Exemption, Release No. 33-4552, dated November 6, 1962.

The five-factors to be considered in determining whether offerings should be integrated are: (i) whether the different offerings are part of a single plan of financing, (ii) whether the offerings involve issuance of the same class of security, (iii) whether the offerings are made at or about the same time, (iv) whether the same type of consideration is to be received, and (v) whether the offerings are made for the same general purpose.

A revised description of the anticipated structure of the offering of the GFY Notes follows (and is described in more detail in the Offering Statement): (i) Groundfloor Holdings, LLC (“GFH”), a whole owned subsidiary of GFI, will originate loans using its own capital (the “Loans”), (ii) the Loans will be purchased by the Company using the proceeds of the GFY Notes, (iii) the Loans acquired by the Company will be held by the Company for up to thirty (30) days and the Company will be entitled to any payments of principal and interest made by the underlying borrowers during such time period, (iv) the Loans are sold by the Company to each of GFI, GRE 1 or Groundfloor Real Estate 2, LLC (“GRE 2” and collectively with GFI and GRE 1, the “Purchasing Entities”) and the Company receives the purchase price for such Loans from the Purchasing Entities, which may be from the sale proceeds of LROs and other securities issued by the Purchasing Entities, or from balance sheet capital with respect to GFI.

The GFY Notes and the offerings by GFI, GRE 1 and GRE 2 are not part of a single plan of financing and are not made for the same general purpose. The sale of the GFY Notes by the Company is intended solely to finance the acquisition of Loans by the Company from GFH. The GFY Notes are general obligations of the Company, with a short-term anticipated maturity of no more than thirty days (although the actual maturity of the GFY Notes is anticipated to be five (5) days) secured by a lien on all assets of the Company, which consist of the perpetually changing pool of Loans acquired by the Company from GFH and proceeds of the sales thereof to the Purchasing Entities. The LROs and securities issued by the Purchasing Entities are limited recourse obligations corresponding to a specific Loan or Loans acquired by such Purchasing Entity, and the anticipated maturity of the LROs and securities will correspond to the life of the applicable Loan or Loans. While the offerings of the GFY Notes and the offerings by the Purchasing Entities are all anticipated to be continuous, the offerings of the Purchasing Entities predate the offering of the GFY Notes by as much as nearly three years.

With respect to the specific points for which you requested additional clarification in the Comment Letter, please see the responses below.

Please address the extent to which the management team and personnel cited in response to comment 1 will conduct your operations concurrently with the operations of GFI and GRE1

The same personnel are expected to conduct the operations of the Company concurrently with the operations of GFI and GRE 1. Nonetheless, each company will have distinct operations, purposes, financial statements and operations.

Please address the extent to which proceeds from the notes could be used alongside proceeds from offerings by Groundfloor Finance and affiliates to fund the origination of loans. You state that proceeds of the notes will be provided to GFI and GRE1, which will then originate loans using the proceeds. It appears your affiliates currently use proceeds of LRO, equity and other offerings for the same purpose. We also note the statement on page 4 that funds from this offering "may be added to funds from Groundfloor Finance’s direct lending account, GRE 1’s direct lending account and funds from institutional and individual investors to collectively fund the loans”

The proceeds of the offerings by the Purchasing Entities will not be used alongside proceeds of the offering of GFY Notes by the Company to fund the origination of Loans. The proceeds of the offering of GFY Notes will be used to fund the acquisition of Loans by the Company from GFH, which originates Loans using its own capital, and the proceeds of the offering of GFY Notes will not be provided to any of the Purchasing Entities.

Please address the extent to which proceeds from the notes could be used for general corporate purposes of GFI and GRE1

Proceeds from the GFY Notes may be used for any purpose of the Company, and the Company retains final discretion over the use of proceeds from the sale of GFY Notes. However, the Company does not anticipate using proceeds from the sale of GFY Notes for general corporate purposes of the Purchasing Entities. Each of the Purchasing Entities have independent sources of funding for their general corporate purposes.

Please address the extent to which proceeds from GFI and GRE1 offerings could be used to assist you in commencing your operations

The proceeds of the GFI, GRE 1 and GRE 2 offerings will not be used to finance the operations of the Company on an ongoing basis. However, the Company will receive an initial capital contribution from its sole member, GFI, which may be funded in whole or in part with proceeds of the offering by GFI.

Please address the extent to which this offering is a distinct investment opportunity from both GFI’s and GRE1’s offerings

The GFY Notes are short-term notes payable by the Company and secured by all assets thereof. The GFI offering of common stock is an offering of equity in GFI, and the GRE 1 LROs and GRE 2 securities are limited recourse obligations of GRE 1 and GRE 2, respectively, corresponding to specific identified loans. Investor returns on investments in the GFY Notes are dependent upon the overall performance of the constantly changing pool of assets owned by the Company, whereas investor returns on investments in common stock of GFI are dependent upon the performance of GFI and shareholders’ rights under the agreements to which they are party and investor returns on the GRE 1 LROs and GRE 2 securities are dependent upon the performance of the specific loan corresponding to each LRO or security.

Investors in GFI common stock, LROs issued by GRE 1, securities issued by GRE 2 and the GFY Notes are each investing in different types of instruments with different risk profiles, and different payment conditions. Consequently, the offerings of the Company, GFI, GRE 1 and GRE 2 are distinct investment opportunities.

Groundfloor Yield Notes, page 6

3.	We have considered your response to comment 7. We note your statement that GFY Notes will occur on a continuous basis and will not be tied to the origination of any specific loan or loans by GFI or any other originator. However, given the interdependence of your business process as described within disclosures on pages 16 and 17, it appears the quality of investments in your GFY Notes and potential for return on such investments are indirectly tied to the characteristics of the loans to be funded by such proceeds. Given this apparent interdependence, please elaborate on why you believe summary information of characteristics underlying loan portfolios earmarked for funding by Groundfloor Yield Notes would not be necessary for investors to make an initial investment decision. In your response, please clarify whether any potential loan portfolios have been specifically identified for funding by the Groundfloor Yield Notes and to the extent known trends or demands related to such loan portfolios impact your operations, please tell us how you considered revising your disclosure to provide summary characteristics of such loan portfolios and pro forma financial information to reflect the funding of such identified loans and/or portfolios of loans.

Response: No potential loan portfolios have been specifically identified for funding by the GFY Notes at this time. The GFY Notes are general obligations of the Company, and are secured by a lien on all assets of the Company. The assets owned by the Company will consist of the pool of loans acquired by the Company from GFH and the proceeds of the sales thereof. Although the performance of the loans owned by the Company is relevant, in the aggregate, to the ability of the Company to satisfy its payment obligations to investors in the GFY Notes, each individual loan is anticipated to be held for a very short period by the Company (the anticipated period is five (5) days, but in any event no more than thirty (30) days). Because each loan will be owned by the Company only for a short period prior to being sold to a Purchasing Entity, and because payments on the GFY Notes are not dependent upon the performance of any specific loan, the characteristics of each loan are not sufficiently relevant to investors in the GFY Notes to warrant the disclosure of the characteristics of each loan held by the Company. Additionally, as the pool of loans comprising the assets of the Company will be subject to continuous change and turnover, information regarding the characteristics of loans held by the Company will be of limited value to Investors.

4.	Please provide us, and revise your disclosure to include, a more detailed discussion of your loan funding processes. In your response, please address the fact that disclosures on page 18 indicate that GRE1 and GRE2 acquire loans from GFH, while you indicate on page 17 that GRE1 and GRE2 receive loans from GFY. In addition, given the five day term of the GFY notes and the potential holding periods of up to 30 days by both you and GFH before being sold to you or assigned by you, respectively, please clarify and/or reconcile how you will manage repayment of the initial maturity on the first round of GFY notes sold. To the extent repayment will be funded by sources other than proceeds from GFH, please identify such sources of liquidity.

Response: A revised description of the anticipated structure of the offering of the GFY Notes follows (and is described in more detail in the Offering Statement): (i) Groundfloor Holdings, LLC (“GFH”), a whole owned subsidiary of GFI, will originate loans using its own capital (the “Loans”), (ii) the Loans will be purchased by the Company using the proceeds of the GFY Notes, (iii) the Loans acquired by the Company will be held by the Company for up to thirty (30) days and the Company will be entitled to any payments of principal and interest made by the underlying borrowers during such time period, (iv) the Loans are sold by the Company to each of GFI, GRE 1 or Groundfloor Real Estate 2, LLC (“GRE 2” and collectively with GFI and GRE 1, the “Purchasing Entities”) and the Company receives the purchase price for such Loans from the Purchasing Entities, which may be from the sale proceeds of LROs and other securities issued by the Purchasing Entities, or from balance sheet capital in certain instances with respect to GFI. To manage repayment of the initial maturity of the GFY Notes, the Company will be adequately capitalized by an equity contribution from GFI, its sole member, to make payments on the GFY Notes until such time as the proceeds from the sale of loans to the Purchasing Entities are sufficient to fund payments on the GFY Notes.

Financial Statements, page 30

5.	We have considered your response to comment 10. We note your statement that GFY will be financially independent from GFI and therefore audited financial statements or other financial information with respect to GFI should not be included. However, given the interdependence of your business process, as described within disclosures on pages 16 and 17, with other Groundfloor entities and the short five day term of your GFY notes, although there is no explicit financial support, it remains unclear how your financial viability is not implicitly tied to Groundfloor Finance, Inc. Given such facts and circumstances, please further clarify why inclusion of audited financial statements, or some other financial information, of Groundfloor Finance, Inc. within your Offering Statement are not necessary.

Response: The Company does not believe that audited financial statements or other financial information of GFI should be included in the Offering Statement. The general instructions of Part F/S of Form 1-A provide that the audited financial statements of the issuer are required to be filed as part of the offering statement and included in the offering circular. In certain circumstances, financial statements of other entities are required in the case of: (i) guarantors and issuers of guaranteed securities; (ii) affiliates whose securities collateralize an issuance; and (iii) businesses acquired or to be acquired by the issuer. The audited financial statements of GFI do not fall into any of the categories set forth above that would require the inclusion of such financial statements in the Company’s Offering Statement. Additionally, other Regulation A issuers such as Fundrise East Coast Opportunistic REIT, LLC and affiliates with offerings similar to the Company have not included the audited financial statements of their manager or parent company in their respective offering statements.

Independent Auditors’ Report, page F-1

6.	We note your response to comment 11 and proposal to include audit report in a subsequent filing. Please confirm that an auditor has been engaged and an audit of your financial statements have been performed. Please revise your filing accordingly to include such audit report.

Response: The Company has engaged an auditor, and is waiting for comments on the draft offering circular to be resolved prior to proceeding with the audit. As the Company has no operating history and currently owns no assets, no issues are expected when the audit is performed.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn
Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.